UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-6F
NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65
OF THE INVESTMENT COMPANY ACT OF 1940
The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”) and in connection with such notice submits the following information:

Name:	Medley Capital BDC LLC

Address of Principal Office:	375 Park Avenue, Suite 3304 New York, NY 10152

Telephone Number:	(212) 759-0777

Name and address for agent for service of process:	Corporation Service Company 2711 Centerville Road, Suite 400 Wilmington, Delaware 19808
The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE
     Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the City of New York and the State of New York on the 3rd day of May, 2010.

Medley Capital BDC LLC
By:	/s/ Brook Taube
	Name:	Brook Taube
	Title:	Chief Executive Officer

By:	/s/ Brian Cavanaugh
	Name:	Brian Cavanaugh
	Title:	Chief Financial Officer